Exhibit 12.1

	Ratio of Earnings to Combined Fixed Charges And Preferred Stock Dividends Almost Family, Inc.

						Nine Months
	Year Ended December 31,					Ended
	2003	2004	2005	2006	2007	September 30, 2008
EARNINGS

Pretax income from continuing operations(1)	$952,110	$3,000,049	$4,513,611	$7,312,295	$13,092,690	$18,194,185

Plus: fixed charges	1,005,074	618,674	625,767	684,772	1,489,801	1,433,231

Earnings	$1,957,184	$3,618,723	$5,139,377	$7,997,068	$14,582,491	$19,627,416

FIXED CHARGES

Interest including amortization of debt issuance expense	$645,536	$270,842	$245,376	$223,171	$845,501	$740,992

Interest portion of rental expense	359,538	347,832	380,391	461,601	644,300	692,239

Fixed Charges	$1,005,074	$618,674	$625,767	$684,772	$1,489,801	$1,433,231

Ratio of earnings to fixed charges	1.9	5.8	8.2	11.7	9.8	13.7

(1)	The 2005 and 2006 pretax income has been adjusted to reflect the effect of discontinued operations.